EXHIBIT 99.1

News Release dated April 17, 2017, Suncor Energy releases climate report

News Release

FOR IMMEDIATE RELEASE

Suncor Energy releases climate report

Calgary, Alberta (April 17, 2017) – Suncor today announced the release of Suncor’s Climate Report: Resilience Through Strategy, which provides information on how the company assesses climate risk and outlines its plans to build long-term resilience in a low-carbon economy.

“Energy production and consumption exist in a broad and complex social, financial and political system that will determine the pace and scale of the energy system transformation,” said Steve Williams, president and chief executive officer.  “This report is intended to provide insight into how we see the energy transition unfolding and our strategy through that transition.”

The climate report is available on Suncor’s website at suncor.com/investor-centre.  In future years, the report will be incorporated into Suncor’s Report on Sustainability.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com